Exhibit 12

Cigna Corporation

Computation Of Ratio Of Earnings To Fixed Charges

	Nine Months Ended
	September 30,

(Dollars in millions)	2016	2015
Income before income taxes	$2,374	$2,668
Adjustments:
Income from equity investees, net of distributions	28	4
Loss attributable to noncontrolling interests	16	10
Income before income taxes, as adjusted	$2,418	$2,682
Fixed charges included in income:
Interest expense	$188	$190
Interest portion of rental expense	37	39
Interest credited to contractholders	1	1
Total fixed charges included in income	$226	$230
Income available for fixed charges	$2,644	$2,912
RATIO OF EARNINGS TO FIXED CHARGES:	11.7	12.7